Exhibit 12.01

PUBLIC SERVICE CO. OF COLORADO AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Three Months Ended March 31, 2018	Year Ended Dec. 31
		2017	2016	2015	2014	2013
Earnings, as defined:
Pretax income	$172,731	$746,298	$737,409	$745,242	$698,779	$704,123
Add: Fixed charges	61,779	241,434	236,080	235,530	232,832	232,539
Total earnings, as defined	$234,510	$987,732	$973,489	$980,772	$931,611	$936,662
Fixed charges, as defined:
Interest charges	$49,921	$190,694	$181,631	$177,430	$171,881	$173,602
Interest charges on life insurance policy borrowings	57	271	203	233	214	245
Interest component of leases	11,801	50,469	54,246	57,867	60,737	58,692
Total fixed charges, as defined	$61,779	$241,434	$236,080	$235,530	$232,832	$232,539
Ratio of earnings to fixed charges	3.8	4.1	4.1	4.2	4.0	4.0